INTEROIL CORPORATION

Yukon Territory
Canada

MANAGEMENT INFORMATION CIRCULAR

May 12, 2008

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual meeting (the "Meeting") of holders of common shares ("Common Shares") and Series A preferred shares ("Series A Preferred Shares") (collectively the "Shares") of InterOil Corporation to be held on Monday, June 23, 2008 at 10:00 a.m. (Toronto, Canada time) in the Sheraton Gateway Hotel, Pearson International Airport Terminal 3, Toronto, Ontario, Canada, L5P1C4, and at all adjournments of the Meeting for the purposes set forth in the accompanying notice of meeting. In this circular, references to "we", "us", "our" "the Corporation" and "InterOil" refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 6, 2008 except where otherwise noted.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours. **Each shareholder has a right to appoint a person other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting.** Persons appointed by a shareholder to act on a shareholder's behalf at the meeting do not need to be a shareholder, director or officer of ours. The right to appoint an alternative proxy may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying notice of meeting.

To be valid, proxies must be dated, signed by the shareholder or the shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time up to 9:00 am (local time) on the second to last business day preceding the date of the Meeting. Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. An undated proxy will be deemed to be dated the date it is mailed.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, YT, Canada, Y1A2M9, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; (iii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting; (iv) with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment of the Meeting; (v) by the shareholder personally attending at the Meeting and voting the Shares represented by the proxy; or, if the shareholder is a corporation, by a duly authorized officer or

officers or attorney of such corporation attending at the Meeting and voting such securities; or (vi) in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote, or withhold from voting, the Shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them. **In the absence of such instructions, such Shares will be voted in favour of each matter referred to in this Circular.**

The enclosed form of proxy, when properly completed and signed, also confers discretionary authority upon the persons appointed to vote as they see fit with respect to amendments to, or variations of, matters identified in the notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, we are not aware of any such amendments, variations or other matters.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the *Business Corporations Act* (Yukon) ("**YBCA**"), each holder of record of our Shares as at May 6, 2008, the record date, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting. To the extent that a holder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, the transferee, and not the shareholder of record as of May 6, 2008, will be entitled to vote such Shares at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Shares can be recognized and acted upon at the Meeting. If the Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of InterOil. Such Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Institution, Inc ("**Broadridge**"). Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone number to vote their Shares or access Broadridge's dedicated voting website at

www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 6, 2008, we had 31,032,356 Common Shares issued and outstanding. To the knowledge of our directors and executive officers, as of May 6, 2008, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares	Percentage of Common Shares
Phil Mulacek 20 Piper Terrace The Woodlands, Texas, USA 77380	6,866,376 (1)	22.13%
Wells Fargo & Company 42 Montgomery Street San Francisco, California, USA 94163	3,510,849	11.31%

Note:
(1) Includes 433,169 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.

VOTING OF SERIES A PREFERRED SHARES AND PRINCIPAL HOLDER OF PREFERRED SHARES

On May 6, 2008, we had 517,777 Series A Preferred Shares issued and outstanding, representing 1.64% of the aggregate voting rights of all securities issued by us. All of those Series A Preferred Shares were beneficially owned, directly or indirectly or control was exercised over them by Merrill Lynch Commodities, Inc. of 20 East Greenway Plaza, Suite 900, Houston, Texas 77046, USA.

Holders of Series A Preferred Shares are entitled to vote on any matter presented to the shareholders of InterOil for their action or consideration at any meeting of the shareholders of InterOil (or by written consent of the shareholders in lieu of a meeting), and shall be entitled to cast the number of votes equal to the number of Common Shares into which the Series A Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or the articles of

InterOil, holders of the Series A Preferred Shares shall vote together with the holders of the Common Shares as a single class.

Conversion into Common Shares

The Series A Preferred Shares shall be convertible into common shares, at the option of (a) the holder at any time and from time to time, and without the payment of additional consideration therefore, and (b) InterOil at any time from the date of a Triggering Event (as defined below). A "Triggering Event" shall occur if the VWAP of the common shares equals or has exceeded U.S.$36.94 per share for a period of at least 10 consecutive trading days on the Principal Market (the "Triggering Event"). The number of common shares issuable upon conversion of each Series A Preferred Share (the "Conversion Ratio") shall initially be 1.00, subject to the following provisions.

In the event InterOil shall set a record date for the payment of a stock dividend to holders of the common shares or to subdivide, re-divide, consolidate or otherwise recapitalize the outstanding common shares, the Conversion Ratio shall be proportionately and equitably adjusted so that a holder of a Series A Preferred Share shall be entitled to that number of common shares upon conversion to which such holder would have been entitled had such holder of the Series A Preferred Share converted its Series A Preferred Share into common shares immediately prior to the record date for such event at the then current Conversion Ratio. Any such adjustment shall become effective at the close of business on the date that such dividend, subdivision, re-division, consolidation or other recapitalization shall become effective.

In the event of any capital reorganization or any reclassification of the common shares (other than as a result of a stock dividend, subdivision, re-division or consolidation), or in the case of any amalgamation with or merger of InterOil into or with another corporation or entity, then as a part of such reorganization, reclassification, amalgamation or merger, as the case may be, the Conversion Ratio shall be adjusted so that the holders of the Series A Preferred Shares shall have the right to receive upon conversion of the Series A Preferred Shares the kind and amount of securities or property which such holders would have been entitled to receive if, immediately prior to such reorganization, reclassification, amalgamation or merger such holders had held the number of common shares which were then issuable upon the conversion of the Series A Preferred Shares then held by them at the then current Conversion Ratio. In any such case, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interests of the holders of record of the Series A Preferred Shares, such that the provisions set forth herein shall thereafter be applicable to any securities or property thereafter deliverable upon the conversion of such Series A Preferred Shares. No fractional common shares shall be issued in connection with the conversion of the Series A Preferred Shares and the aggregate number of common shares to be issued will be rounded down to the nearest whole number of common shares. Each holder of Series A Preferred Shares shall be entitled to a cash payment representing the amount of the fractional common share which would otherwise be issuable upon conversion.

Redemption by the Holders of Series A Preferred Shares

In the event of a Fundamental Change (as defined below), holders of the Series A Preferred Shares shall be entitled to require InterOil to redeem or purchase at any time all or any of the Series A Preferred Shares registered in the name of such holder by providing written notice to the Secretary of InterOil at InterOil's registered office accompanied by the certificate(s) representing the Series A Preferred Shares in respect of which the holder desires to have InterOil redeem or purchase, and such notice shall be signed by the holder of such shares in respect of which such redemption or purchase right is being exercised or by his, her or its duly authorized representative and shall specify the number of such shares the holder desires to have redeemed or purchased and shall state the business day (hereinafter called the "Redemption Date") on which the holder desires to have InterOil redeem or purchase such shares. Upon receipt of such certificate(s) representing the Series A Preferred Shares which the holder desires to have InterOil redeem or purchase, together with such redemption request, InterOil shall, on the Redemption Date, redeem or purchase such Series A Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Series A Preferred Share being redeemed or

purchased plus all declared but unpaid dividends thereon. From and after that date such Series A Preferred Shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption Date in which event the rights of the holders of the said Series A Preferred Shares shall remain unaffected. "Fundamental Change" shall be deemed to occur if (a) the common shares cease to be listed on the Principal Market; (b) there occurs any consolidation, merger or other business combination of InterOil with or into any other corporation or other person (whether or not InterOil is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the existing voting stockholders of InterOil prior to such event cease to own 50% or more of the voting stock, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any "going private" transaction or tender offer by InterOil for 20% or more of the common shares), (c) any person together with its affiliates and associates beneficially owns or is deemed to beneficially own in excess of 50% of InterOil's voting power, (d) there is a replacement of more than one-half of the members of InterOil's board of directors which is not approved by those individuals who are members of or nominated by InterOil's board of directors or other subcommittee of InterOil's board of directors, or (e) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of InterOil, determined on a consolidated basis, or (f) the occurrence of the closing by InterOil pursuant to an agreement to which InterOil is a party or which it is bound providing for an event set forth in (c), (d), (e), or (f) above.

BUSINESS OF THE MEETING

Presentation of the 2007 Financial Statements

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2007, together with the Auditors' report on those statements, have been forwarded to shareholders. At the Meeting, shareholders will receive and consider the financial statements with no formal action being taken to approve these as the requirements of the YBCA will have been met with the advance circulation of such financial statements. If any shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

Election of Directors

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our board of directors (the "**Board**"). The number of directors is presently set at six. Directors elected at the meeting will serve until the next annual meeting of shareholders or, if earlier, until they resign, are removed or are disqualified. The current term of office of each of the nominees as one of our directors will expire at the meeting. **It is the intention of the persons named in the accompanying form of proxy, unless instructed otherwise, to vote FOR the election as a director of each proposed nominee listed below.**

The following table sets forth information with respect to all persons nominated for election as directors, each of whom is currently a director of ours, as provided by those directors individually. The information includes the names, province state or county, and country of residence of the person nominated for election as directors, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at May 6, 2008, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years of each.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly
Phil E. Mulacek Texas, USA Chairman of the Board, Director and Chief Executive Officer	Chief Executive Officer of InterOil	May 29, 1997	6,866,376 (1)
Christian M. Vinson Texas, USA Director, and Executive Vice President Corporate Development & Government Affairs	Executive Vice President Corporate Development and Government Affairs of InterOil	May 29, 1997	168,000
Roger N. Grundy Derbyshire, UK Director	Managing Director of Breckland Ltd., a UK based engineering consulting firm	May 29, 1997	132,700
Gaylen J. Byker (3) Michigan, USA Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	May 29, 1997	315,005(2)
Edward Speal(3) Ontario, Canada Director	President, BNP Paribas (Canada)	June 25, 2003	17,300
Donald R. Hansen(3) Alberta, Canada Director	Managing Director, Scotia Waterous	December 29, 2006	Nil

Notes:

(1) Includes 433,169 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek. In addition, Petroleum Independent & Exploration Corporation owns 5,000 shares in a subsidiary SP InterOil, LDC, which shares are convertible into an equal number of common shares in InterOil Corporation. P.I.E. Group, LLC also holds one share in a further subsidiary, SPI Exploration and Production Corporation.

(2) Includes 9,525 common shares held by Asia Pacific Refinery Investment, Inc. ("APRI") and 6,500 shares held by APRI, L.P. ("APRI LP"). Dr.Byker owns APRI, which is the general partner of APRI LP and holds a 1% general partnership interest and a 19% limited partnership in APRI LP.APRI LP owns approximately 34% membership interest in P.I.E. Group, LLC, which owns 5,463,508 common shares of InterOil.

(3) Each of Dr. Byker, Mr. Speal and Mr. Hansen are members of the Audit Committee, the Compensation Committee, and of the Nominating and Governance Committee.

Additional information regarding the background of each of the nominees is contained in our Annual Information Form dated March 28, 2008, a copy of which is available at www.sedar.com.

Appointment of Auditor

InterOil's Audit Committee has recommended to the Board that the Corporation propose PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2006, to the shareholders for re-election as our auditors.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all compensation paid in each of 2007, 2006 and 2005 to our Chief Executive Officer, our Chief Financial Officer, and the three most highly compensated executive officers whose annual compensation exceeded C$150,000 in the most recently completed financial year (the "**Named Executive Officers**") for the year ended December 31, 2007.

Summary compensation table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)(2)	Shares or Units Subject to Resale Restrictions (US$)	LTIP Payouts (US$)	All other Compensation (US$)(2)
PHIL MULACEK Chairman and Chief Executive Officer	2007 2006 2005	391,029 287,251 184,164	– 290,000 –	– – –	15,000 15,000 15,000	– – –	 – –	(3)
COLLIN F. VISAGGIO Chief Financial Officer	2007 2006 (4)	336,844 112,946	55,800 6,938	– –	– 90,000	– –	– –	49,929 11,187
CHRISTIAN VINSON Director Executive Vice President	2007 2006 2005	234,284 191,929 150,663	– 150,000 –	– – –	15,000 15,000 15,000	– – –	– – –	– – –
WILLIAM JASPER III President and Chief Operating Officer	2007 2006(4)	239,000 69,239	59,625 50,000	– –	– 150,000	– –	– –	– –
ANTHONY POON General Manager – Supply and Trading	2007 2006 2005(4)	204,600 128,734 26,788	46,500 78,836 –	– – –	– 20,000 30,000	– –	– –	18,414 18,680 2,411

Notes:

(1) Travel and accommodation allowances.

(2) Employer superannuation contributions unless otherwise identified.

(3) An annual retainer is paid for Board membership. See "Compensation of Directors".

(4) Messrs Visaggio, Jasper and Poon were employed in October 2006, September 2006 and October 2005 respectively.

Option grants during the year ended December 31, 2007

The following table sets forth information regarding grants of options to the Named Executive Officers during the year ended December 31, 2007.

Name	Securities Under Options Granted (#)[1]	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)[1]	Expiration Date
Phil Mulacek	15,000	4%	$43.22	$43.22	June 24, 2012
Collin Visaggio	-	-	-	-	-
Christian Vinson	15,000	4%	$43.22	$43.22	June 24, 2012
William Jasper III	-	-	-	-	-
Anthony Poon	-	-	-	-	-

Note:
(1) The closing price of the Common Shares on the TSX on June 25, 2007 was C$47.06 (US$43.94) per Common Share.

Aggregated option exercises in 2007 and December 31, 2007 option values

The following table sets forth information regarding the exercise of options and the number and value of options held, by the Named Executive Officers during the year ended December 31, 2007.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realised (US$)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable (US$)[1]
Phil Mulacek	-	-	60,000/-	86,550/-
Collin Visaggio	-	-	30,000/60,000	51,300/102,600
Christian Vinson	-	-	60,000/-	86,550/-
Anthony Poon	-	-	10,000/40,000	0/94,200
William Jasper	-	-	50,000/100,000	235,500/471,000

Note:
(1) The closing price of the Common Shares on the Toronto Stock Exchange on December 1, 2007 was C$19.21 (US$19.44) per Common Share.

Stock Incentive Plan

The 2006 Stock Incentive Plan (the "**Stock Plan**") was adopted and approved by shareholders in 2006. The Stock Plan permits the Directors to grant incentive awards to directors, officers, employees and certain consultants, which include incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, and other stock based awards. Some of the incentive rights may require the satisfaction of performance based criteria in order to be payable to participants. Such rights are an important component of the total compensation package

offered to employees and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance based incentives.

The Stock Plan is administered by Compensation Committee of the Board. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares, representing 6.44% of the issued and outstanding Common Shares as at May 6, 2008. The maximum aggregate number of Common Shares issuable to any one person pursuant to incentive awards shall be 5% of the number of Common Shares outstanding at the time of the grant of an incentive award. The maximum number of Common Shares that may be issued to insiders (together with any other previously established or proposed share compensation arrangements) within any one-year period, may not exceed 10% of the number of outstanding shares and the number of Common Shares that may be issued to insiders, at any time, under the Stock Plan (together with any other previously established or proposed share compensation arrangements) may not exceed 10% of issued and outstanding Common Shares.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable, and deemed earned in full and payable as of the day immediately preceding the change in control.

Any Common Shares subject to an award under the Stock Plan that are forfeited or terminated, expire unexercised, lapse, or are otherwise cancelled in a manner such that the Common Shares covered by such award are not issued may again be used for awards under the Stock Plan. Only the net shares issued upon vesting of restricted stock and only shares issued as a result of a "cashless" exercise of a stock option or an incentive stock option shall be considered issued under the Stock Plan.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise. The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of shareholders:

(i) other than as a result of a dilutive event, increase the maximum number of shares which may be issued under the Stock Plan;

(ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan;

(iii) extend the term of the Stock Plan;

(iv) increase the maximum limits on awards to covered employees as set for compliance with Section 162(m) of the United States Internal Revenue Code or applicable Treasury Regulations; or

(v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States *Securities Exchange Act of 1934*. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which our Common Shares are then listed or quoted, or the United State Internal Revenue Code or regulations promulgated thereunder, require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the Stock Plan shall not be amended without shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

The period during which vested awards may be exercised following a termination of employment is as follows:

(i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment;

(ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire;

(iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and

(iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant as "non-statutory stock options" or "incentive stock options"; however, incentive stock options may only be granted to employees and consultants. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. The aggregate "Fair Market Value" of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. The Compensation Committee may fix any price as the purchase price per Common Share which may be purchased under a non-statutory stock option. The purchase price per Common Shares which may be purchased under an incentive stock option must be at least equal to the "Fair Market Value" of the Common Shares on the date of grant. In addition, while the Common Shares are listed on the TSX, the fair market value is equal to the volume weighted average trading price of the Common Shares on the TSEX for the five trading days immediately preceding the date of grant of the stock option. The volume weighted average trading price is calculated by dividing the total value of the Common Shares traded over the five day period by the total volume of Common Shares traded over the same period. The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of the Common Shares that have been held by the optionee for at least six months with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise" arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the fair market value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or

greater than the fair market value of the Common Shares on the date of the grant of the SAR. No SAR's have yet been granted under the Stock Plan.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitation set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant's employment the non-vested portions of all outstanding awards will terminate immediately. No award of restricted stock has yet been made under the Stock Plan.

Termination of Employment, Change in Responsibilities and Employment Agreements

Collin Visaggio

On October 26, 2006, we entered into a two year fixed term employment contract with Collin Visaggio as Chief Financial Officer. The agreement provides for a gross base annual salary of AU$326,400 together with payment of a travel allowance of AU$2,800 per month and superannuation contributions amounting to 9% of the combined amount. Mr. Visaggio was granted options to purchase 90,000 Common Shares at an exercise price of US$17.73 pursuant to this agreement.

Mr Visaggio may elect to terminate the agreement within 30 days of a change of control of the Corporation, upon which he is entitled to receive a payment equal to 1.5 times his annual gross base salary and travel allowance. Provision is also made for the vesting of options granted to him, which provision is subject to the rules of the Stock Plan.

William Jasper III

On September 18, 2006, we entered into an initial three year employment contract with William Jasper as President and Chief Operating Officer. The agreement provides for a net base salary of US$250,000 per year. The agreement provides that Mr. Jasper's base salary cannot be reduced without his consent but may be increased at the discretion of InterOil.

Mr. Jasper is, in addition to his base salary, also entitled to an annual bonus of US$110,000 for each annual fiscal year for the term of his employment. In the event that the employment period ends before the end of the bonus period, Mr. Jasper will be entitled to a pro rata portion of the annual bonus. Mr. Jasper is also entitled to receive a signing bonus of US$50,000 and a performance bonus payable quarterly of up to US$25,000, subject to satisfaction of performance criteria specified in the agreement.

Mr. Jasper was granted options to purchase 150,000 Common Shares at an exercise price of US$14.73 per share. The options have a term of 5 years and one third of the initial options will vest on the first, second and third anniversary of the date of his agreement and are issued in accordance with our 2006 Stock Incentive Plan. Mr. Jasper is also entitled to additional stock options to purchase up to 37,500 Common Shares on the second and third anniversary of the date of the agreement. The additional options will be issued at an exercise price equal to fair market value of the Common Shares as at the date of the grant, calculated in accordance with the rules of our 2006 Stock Incentive Plan. Such options will have a term of three or four years, respectively and will vest on the third anniversary of the date of the agreement.

Under the agreement, either we or Mr. Jasper can terminate his employment contract by providing a notice of termination, at will, with or without cause, at any time subject to the terms of the agreement. If his contract is terminated, Mr. Jasper is entitled to the following:

(1) accrued but unpaid salary through to the date of termination;

(2) unpaid vacation days for that year which have accrued through to the date of termination; and

(3) reimbursement of reasonable business expenses which were incurred but unpaid as of the date of termination.

Such salary and accrued vacation days shall be paid to Mr. Jasper within five business days following the date of termination in a cash lump sum less applicable withholdings.

In addition to the severance payments above, in the event that during the term of employment Mr. Jasper's employment is (i) involuntarily terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or (iv) terminated within 30 days of a Change of Control of the Corporation, then Mr Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to US$250,000, in any such event under (i), (ii) or (iii), or two and one-half times the current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the "**Additional Payment**").

We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination. If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, his contract provided that all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days, which provision is subject to the rules of the 2006 Stock Incentive Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause". Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

Composition of the Compensation Committee

The Compensation Committee of our Board is, and was throughout 2007, composed of Dr. Gaylen Byker, (who is Chairman of the Committee), Mr. Edward Speal and Mr. Don Hansen. All of the members of the Compensation Committee are independent directors as defined by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**"). None of the members of the Compensation Committee have ever been an employee of ours, owed any amounts to us, or had an interest in any material transaction with us, other than Dr. Byker who was employed for a short period with a predecessor company in 1995. During 2007, all material compensation matters were reviewed and approved by the Compensation Committee.

Report on Executive Compensation

Our Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors. The Compensation Committee also administers our incentive and equity-based compensation plans, such as our Stock Plan. In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans. The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business that we view as competitors for business, employee talent, and shareholder investments. We also

recognize the need to provide compensation that encourages pay for performance and greater executive focus on shareholder value. The fact that our company is still in its development stage has been a significant factor in determining our approach to compensating senior management, including the Chief Executive Officer.

Our compensation package for senior executives is composed of three main elements - base salaries, annual bonuses and options to acquire Common Shares. We have kept base salaries and cash bonuses as low as possible in order to conserve our cash. In order to align management's interest with our shareholders, we have placed significant emphasis on options-based compensation that promotes equity ownership by our management.

Base Salaries

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain qualified executives and managers.

Cash Bonuses

During the year, cash bonuses were paid to executive officers listed in the summary for the amount of US$161,925. The decision to pay such bonuses (and their amount) was based, in part, upon an evaluation of our financial and operational performance during the relevant year.

Long-Term Incentives

Long-term incentive compensation provides a reward for business success in future years and, being based on performance, is linked to shareholders' interests. We believe that equity ownership by our senior management is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of officer interests with that of shareholders. This type of award may consist of performance stock, stock options or other equity or performance based compensation. Typically, stock options have been employed. Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each director, officer and key employees.

As in past years, during 2007 we relied heavily on grants of stock options to compensate directors, executive officers and key employees. The Compensation Committee generally subjects option grants to a vesting schedule. The exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the rules of the Stock Plan. To determine the timing and amount of option awards, the Compensation Committee considers the fact that stock options constitute a considerable portion of the compensation package that we use to attract and retain qualified executives as well as the employee's ability to influence our future performance. The Compensation Committee also takes into account the number of outstanding and unvested options held as well as the size of previous awards made. We awarded options to purchase a total of 354,750 Common Shares during 2007.

Compensation of Our Chief Executive Officer

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer's performance in light of those goals and objectives. The Compensation Committee reviews and approves our Chief Executive Officer's annual base salary, bonus, and option grants annually. This review process encompasses a number of factors, both quantitative and qualitative. The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our corporation's best interests. Some of the factors considered during 2007 included his continued quest to increase the value of our Common Shares particularly through development of our LNG project, and his success in raising needed capital.

Although the Compensation Committee does not assign any pre-determined weight to any specific factor, it considers all of them relevant to our past and future success. In 2007, our Chief Executive Officer's base salary was increased to an amount of US$391,029 (in 2006 this amount was US$287,251). No bonus was paid during 2007 and stock options in respect of 15,000 Common Shares were granted in line with the award made to all directors.

A detailed review of the Company's compensation policy and approach was completed in early 2008.

Submitted by the Compensation Committee:
Gaylen Byker
Edward Speal
Donald Hansen

Performance Graph

The following graph compares the yearly percentage change for the five years ended December 31, 2007, in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2002 in our Common Shares, the S&P/TSX Composite Index, and that all dividends were reinvested.


Comparison of the Five Year Cumulative
Total Shareholder Return on Common Shares
C$600.00
C$500.00
C$400.00
C$300.00
C$200.00
C$100.00
C$0.00
InterOil
S&P/TSX Composite Index
Initial C$100 Investment

	Years Ended December 31,					
	2002	2003	2004	2005	2006	2007
S&P/TSX Composite Index	C$100.00	C$124.29	C$139.79	C$170.42	C$195.15	C$209.13
InterOil	C$100.00	C$273.91	C$329.04	C$272.17	C$263.39	C$167.48

Compensation of Directors

Each of our directors, other than Dr. Byker and Mr. Vinson, received an annual retainer of US$18,000 for serving as a director during 2007. Dr. Byker received US$50,000 as chairman of the Audit Committee. Mr. Vinson did not receive any additional compensation for serving as a director. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. During 2007, each director was also granted, in connection with his duties as a director, options to purchase 15,000 Common Shares. In addition, Mr Hansen was granted an option to purchase 15,000 Common Shares in January 2007, shortly after having been appointed to the Board. Breckland Ltd, a company controlled by Mr. Grundy, was also compensated an aggregate ofUS$39,416 during 2007 for consulting work performed for one of our subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-averaged exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,087,000	US$23.07	1,158,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any amounts to us or any of our subsidiaries at any time during 2007 or as of May 6, 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that its commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in **Appendix "A"** to this Circular.

MANAGEMENT CONTRACTS

We pay a management fee to Petroleum and Independent Corporation, a company controlled by Mr Mulacek, our Chairman and Chief Executive Officer, of U.S.$150,000 per annum. Petroleum and Independent Corporation serves as the general manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The general manager of a company exercises all powers that would typically be exercised

by a board of directors. Petroleum and Independent Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our current annual information statement. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2007. Securityholders may contact InterOil Corporation at 60 - 92 Cook Street, Portsmith, Queensland, Australia 4870 (attention Mr. Anesti Dermedgoglou, Vice President of Investor Relations) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX "A"

CORPORATE GOVERNANCE DISCLOSURE
FORM 58-101F1

Disclosure Requirement	InterOil Corporation Corporate Governance Practices
1. Board of Directors	
(b) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in NI 58 - 101 and under applicable American Stock Exchange Rules: Dr. Gaylen Byker, Mr. Edward Speal and Mr. Donald Hansen. (Mr Roger Grundy is independent under American Stock Exchange Rules but not under National Instrument 58 - 101. Mr Grundy is not a member of InterOil's Audit Committee.)
(c) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Phil E. Mulacek and Christian Vinson are both executive officers of InterOil. Roger Grundy is a director and principal of Breckland Limited, which company provides technical and advisory services to one of our subsidiaries and which has received more than $75,000 during two 12 month periods in the last three years.
(d) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Three of our six directors are independent under 58 - 101. We believe that the fact that our Audit Committee, Compensation Committee and Nominating and Governance Committee are all composed entirely of independent directors facilitates the Board's exercise of independent judgement. In addition to the significant amount of board duties placed on these committees, the independent directors meet in executive session outside of the presence of any of our officers or non-independent directors at least once annually and more often as required.
(e) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	None of our other directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(f)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	During 2007, our independent directors met twice outside of the presence of management and non-independent directors.
(g)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Our Chief Executive Officer also serves as the Chairman of the Board. Dr. Gaylen Byker acts as our Vice Chairman and as our lead independent director. Dr. Byker chairs each of the Board's Audit, Compensation, and Nominating and Governance Committees.
(h)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to **Appendix** "B" to this Circular.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to **Appendix** "C" to this Circular for the Board's written charter. The charter is also available on our website at www.interoil.com.

3. Position Descriptions

(i)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed and approved written position descriptions for the Chairman and for the chair of each Board committee.
(j)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed a written position description with the Chief Executive Officer.

4. Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding:	
(i)	the role of the board, its committees and its directors, and	New directors are provided with a copy of all Board and committee mandates and policies, InterOil's articles and by-laws, pertinent corporate information and other reference materials, and are introduced to senior management and the other directors.

(ii) the nature and operation of the issuer's business.	New directors are given an orientation tour of our operations in Papua New Guinea, and hold meetings with executive officers and existing directors upon joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Company's history and its strategic plans and objectives. The orientation programme will be reviewed in the event that a new director is appointed to the Board.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	We do not currently have a formal continuing education program for our directors. However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Company's operations warrants it Board members are encouraged to communicate with management, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. **Ethical Business Conduct**

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.
(i) disclose how a person or company may obtain a copy of the code;	Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at ww.sedar.com. Our employees are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary monitors compliance with the Code and reports to the Board or to its Nominating and Governance Committee as required.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2007 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.
(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter. Upon such disclosure and upon advice from the Corporate Secretary and General Counsel where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. Any transaction in which a director or executive officer has material interest is required to be approved by members of the Audit Committee not having an interest in the matter.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code or other unethical conduct.
6.	**Nomination of Directors**	
(a)	Describe the process by which the board identifies new candidates for board nomination.	No new candidates have been considered since 2006. The Board through its Nominating and Corporate Governance Committee considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Nominating and Governance Committee considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors, and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

		In addition to the criteria described above, the Nominating and Governance Committee may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Nominating and Governance Committee's goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate and a majority of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	All of the members of our Nominating and Governance Committee are independent.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The purpose of the Nominating and Governance Committee is to: • identify and recommend to the Board individuals qualified to be nominated for election to the Board; • recommend to the Board the members and Chairperson for each Board committee; • periodically review and assess the Company's Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board; • review and report to the Board on a periodic basis with regards to matters of corporate governance (defined as the distribution of rights and responsibilities between the Board, shareholders and management in determining the direction and performance of the Company and the procedures for making corporate decisions), including reviews of, and recommendations with regards to, shareholder proposals; and • oversee any self-evaluation of the performance of the Board and the annual evaluation of the Company's management. In addition, the Committee is responsible for providing advice, on a confidential basis, to Company employees, officers and directors pursuant to the Company's Code of Ethics and Business Conduct. The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com

7. **Compensation**

(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	Please refer to "Report of Executive Compensation" in the Circular for details of the Company's executive compensation structure and policies.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	All of the members of the Compensation Committee are independent.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The purpose of the Compensation Committee is to: • discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors; • review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and • administer, approve and evaluate our director and officer compensation plans, policies and programs. The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

		The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation. The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or makes recommendations to the Board with respect to the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant. The committee also administers our insider trading policy as it applies to senior management. The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	We did not retain a compensation consultant in 2007.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee and was last undertaken in late 2006. The next evaluation is to be undertaken in mid-2008.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

APPENDIX "B"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2007.

		Committees		
	Board	Audit	Compensation	Nominating and Governance
Number of Meetings Held	**16**	**6**	**4**	**-**
Number of Meetings Attended				
Phil E. Mulacek	16	-	-	-
Christian M. Vinson	16	-	-	-
Roger N. Grundy	13	-	-	-
Gaylen J. Byker	16	5	4	-
Edward Speal	16	6	4	-
Donald R. Hansen	15	5	3	-

APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "**Board**") of InterOil Corporation (the "**Corporation**") has a duty to manage the business and affairs of the Corporation in accordance with the *Business Corporations Act* (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly

reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a) an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b) a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c) a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d) a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a) the adoption of a strategic planning process;

(b) the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c) succession planning;

(d) the implementation of a communications policy for the Corporation;

(e) monitoring the integrity of the Corporation's internal control and management information systems; and

(f) overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a) choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b) setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c) defining a framework to monitor the management of business opportunities and risks;

(d) providing direction and advice to the Chief Executive Officer and the management team;

(e) monitoring and assessing the performance of the Chief Executive Officer; and

(f) providing information to securityholders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a) it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b) the director was required or authorized by law to disclose the information; or

(c) the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are

necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a) the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b) the filling of a vacancy among the directors;

(c) the issuance of securities, except in the manner and on the terms authorized by the Board;

(d) the declaration of dividends;

(e) the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f) the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g) the approval of a management proxy circular;

(h) the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i) the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a) all matters identified in this Charter as falling within the sole purview of the Board;

(b) the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c) compensation (including options, bonuses and forms of compensation) for executive officers of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d) expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e) the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f) the appointment of executive officers of the Corporation;

(g) the appointment of members to committees of the Board;

(h) any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i) major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.